UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 2, 2020

Brookfield Property REIT Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34948	27-2963337
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Vesey Street, 15th Floor, New York, NY	10281
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 417-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2.):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Stock, par value $.01 per share	BPYU	Nasdaq Global Select Market
6.375% Series A Cumulative Perpetual Redeemable Preferred Stock, par value $0.01 per share	BPYUP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On July 2, 2020, Brookfield Property REIT Inc. (the “Company”) issued a press release announcing its intention to commence a tender offer. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01	Other Events.

On July 2, 2020, the Company announced its intention to commence a tender offer to purchase up to 9,166,667 million of its shares of its class A stock, par value $0.01 per share (“Class A Stock”), from public shareholders at a price of $12 per share (the “Tender Offer”).

Important Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The Tender Offer will be made only pursuant to an offer to purchase, a letter of transmittal, and related materials that the Company intends to distribute to its stockholders and file with the Securities and Exchange Commission (the “SEC”).

Forward Looking Statements

Certain statements made in this Current Report on Form 8-K may be deemed "forward-looking statements" within the meaning of the U.S. federal securities laws. Statements that do not relate to historical or current facts or matters are forward-looking statements. When used, the words “may,” “will,” “seek,” “expects,” “anticipates,” “believes,” “targets,” “intends,” “should,” “estimates,” “could,” “continue,” “assume,” “projects,” “plans,” or similar expressions, are intended to identify forward-looking statements. Although we believe the expectations reflected in any forward-looking statement are based on reasonable assumptions, we can give no assurances that our expectations will be attained, and it is possible that actual results may differ materially from those indicated in these forward-looking statements due variety of risks, uncertainties and other factors, including the recent novel coronavirus, COVID-19 outbreak. Our future results and the results of our tenants may be impacted by risks associated with the global pandemic caused by COVID-19 and the related global reduction in commerce, travel and substantial volatility in stock markets worldwide, which may result in a decrease in cash flows and impairment losses on our investments and real estate properties, and we may be unable to achieve our expected returns. Factors that could cause actual results to vary materially from those contemplated or implied by forward-looking statements include, but are not limited to: the Company’s ability to complete the anticipated Tender Offer in a timely manner or at all; the price at which shares of Class A Stock trade on Nasdaq, which may be higher or lower than the purchase price for the shares of Class A Stock in the anticipated Tender Offer; the market price of limited partnership units of Brookfield Property Partners (“BPY”) and the combined business performance of BPY as a whole; general volatility of conditions affecting the retail sector; the impact or unanticipated impact of general, economic, political and market factors in countries where the Company does business, including as a result of the global pandemic caused by COVID-19; the Company’s ability to acquire and maintain tenants or to lease space on terms favorable to it or at all; risks related to bankruptcy or store closures of national tenants with chains of stores in many of the Company’s properties; the Company’s inability to sell real estate quickly or at all; risks related to perceptions by retailers and shoppers of the convenience and attractiveness of the Company’s retail properties; risks related to the development, expansion and acquisition of properties; risks related to competition in the Company’s business; risks related to natural disasters, pandemics/epidemics or terrorists attacks; risks related to cyber and data security breaches or information technology failures; environmental uncertainties and related costs, including costs resulting from uninsured potential losses; general risks related to inflation or deflation; risks relating to impairment charges for the Company’s real estate assets; risks related to conflicts of interest with BPY and the Company’s status as a “controlled company” within the meaning of the rules of Nasdaq; the Company’s dependence on its subsidiaries for cash; risks related to the Company’s joint venture partners, including risks related to conflict of interests, potential bankruptcies, tax-related obligations and financial support relating to such joint venture partners; the Company’s inability to maintain status as a REIT, and possible adverse changes to tax laws; risks related to the Company’s indebtedness and debt restrictions and covenants; the Company’s inability to refinance, extend, restructure or repay near and indeterminate debt; the Company’s inability to raise capital through financing activities or asset sales; risks related to the structure and trading of the Class A Stock; and other risks and factors detailed from time to time in our documents filed with the SEC; as well as the risk factors included in the section of the Company’s Form 10-K filed with the SEC and updated on Form 10-Q entitled “Risk Factors.” We caution that the foregoing list of important factors that may affect future results is not exhaustive. Forward-looking statements in this Current Report on Form 8-K speak only as of the date on which such statements were made and, except as required by law, the Company undertakes no obligation to update any such statements that may become untrue because of subsequent events.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Press Release dated July 2, 2020.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROOKFIELD PROPERTY REIT INC.

Date: July 2, 2020	By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Secretary

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